Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

Development Pipeline - Minas Argentinas Hernan Vera, Country Manager, Argentina

Gualcamayo Project, San Juan - Argentina Gualcamayo Project San Juan Province, Argentina

Minas Argentinas – Organization Chart Arao Portugal Ana L. Martins MASA President Maria da Graça Adalberto Telles Evandro Cintra Hernan Vera SH&E / Community & Govt. Relations General Manager M Hernandez Marcelo Roldan Adm. Manager HHRR Superint S H & Enviromental Coordinator Operation Manager Legal Counselor Controller Regional Exploration Manager Cecilia Quiroga Marcelo Ochoa Gilberto sad Gabriela Novoa Nicolas Bareta Walter Soechting CONTRACT Assistant

MINAS ARGENTINAS STRATEGIC PLANNING – 300 koz target MASA Strategy Targeting 97 koz of production for 2008 AIM feasibility update by Y/E 2007 Begin AIM production by first mining oxide upper ore Early production starting on QDD lower-west underground ore body. Begin with oxides. Deep metallurgical test works and FS for sulphides ore considering reserves of both AIM and QDD lower-west Achieve a sustainable operation at 300koz Au production from 2010 on Leverage off good social licence, e.g. goodwill created through powerline through town

Process flow description

Ore transport facilities

Q4 ACTIVITY Feasibility Study Resource definition Engineering Permitting Construction Production Ramp-up 2006 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2007 2008 -------EIS ---------/----------Sectoral-------------- Project Time line

Mine Facilities

Gualcamayo Current Ore bodies

Target 10 Target K Target 3D Target E Target 11 3.4g/t over 49m & 1.46g/t over 62m Target A 2.43 g/t over 75m & 1.69g/t over 35m Target C 1.7g/t over 30m Target K Target D Target F Target E Target Area Prospective Areas

2,536 TOTAL 340 QDD-Lower (Sulphides) w/ up side potential 600 QDD-Lower (Oxides) w/ up side potential 114 AIM in pit resource (Sulphides) 80 AIM in pit resource(Oxides) 1,402 QDD reserve (Oxides) Au Koz Total Resources Currently Considered for the LOM plan

 Life of Mine Production Targets Subject to a positive feasibility study for the QDD lower-west zone, Yamana is targeting a ramp-up in production to ±300,000 ounces per year by 2010, outlined as:   2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Total  Au Koz Au Koz Au Koz Au Koz Au Koz Au Koz Au Koz Au Koz Au Koz Au Koz Au Koz QDD (Oxides) 98 200 145 145 146 176 215 208 69  1.402 AIM (Oxides)  50 10 19       80 AIM (Sulphides)   21 53 39      114 QDD-Lower (Oxides)   123 82 98 64 46 52 135  600 QDD-Lower (Sulphides)     19 54 41 41 100 85 340 TOTAL 98 250 299 300 302 294 302 301 304 85 2.536 Cash operating costs are targeted in the low $200/oz (before royalties and taxes)

Target A Belgrano Target 11 East PTZ Blanco Ore-pass West Final Pit

Project Timeline ACTIVITY From to Feasibility Study AIM 01/08/2007 31/12/2007 Focused exploration in QDD Lower up to 1Q 08 AIM Resource Model construction 2Q 08 Lower QDD UG FS study 01/06/2008 31/12/2008 Sulphide Ore Treatment FS & Basic Engineering 01/06/2008 31/12/2008 Lower QDD UG development whole 2009 Construction Sulphide ore treatment 1Q 09 2Q 10 QDD UG production start up (oxides) 1Q 2010 AIM sulphide production start up 3Q 2010

Gualcamayo - Progress to Date Engineering 30% complete Overall progress 15% Construction progress 7% Startup scheduled for August 2008

Construction Status: 126 KM POWER LINE

Construction Status: 126 KM POWER LINE

Construction Status: 126 KM POWER LINE

Construction Status: 126 KM POWER LINE

Construction Status: CAMP – MODULE 1

Construction Status: TEMPORARY CONTRACTORS’ CAMP

Construction Status: SOUTH LEACH PAD EARTHMOVING

Construction Status: SOUTH LEACH PAD EARTHMOVING

Construction Status: SOUTH LEACH PAD LATERAL ROAD

Construction Status: BELT CONVEYOR TERRACE

Construction Status: BELT CONVEYOR TERRACE

Construction Status: PUMP STATION

Construction Status: CONTAINERS WITH BELT CONVEYOR MACHINERY FENCE TO CLEAR CUSTOM ON SITE

Construction Status: CONTAINERS WITH BELT CONVEYOR MACHINERY FENCE TO CLEAR CUSTOM ON SITE

Construction Status: CONCRETE PLANT

Construction Status: CONCRETE PLANT

Construction Status: SEWER PLANT

Construction Status: SEWER PLANT

Mine Pre-stripping: ARTICULATED TRUCKS

Mine Pre-stripping: DRILLING ON BENCH 2

Mine Pre-stripping: MUCK PILE WATERING AND DOZING

Mine Pre-stripping: RAISE BORER PLATFORM PREPARATION

Mine Pre-stripping: OVERVIEW

Alumbrera/Agua Rica

 Yamana owns 12.5% of the Alumbrera gold/copper/molybdenum Mine in Catamarca Province in Argentina. Yamana owns 100% of the Agua Rica copper/gold/molybdenum deposit in Catamarca Province, Argentina approximately 34 km east of the Alumbrera Mine. Significant cash flow from Alumbrera for the next 10 years FS for Agua Rica shows US$2.100 billion in capital and giving an IRR of 15%. (@ Cu US$1.40/pound, Mo of US$8.63/pound and Au of US$495/oz. Permits could take approximately 8 months after the ESIA is submitted. The ESIA is currently being presented to authorities and other organizations. Basic engineering on Agua Rica has started. Alumbrera/Agua Rica

 Average annual cash dividend from Alumbrera ($US 70 for past 2 years) to fund gold growth Yamana unlikely to develop Agua Rica as standalone project, despite favorable economics Integration development plan with Alumbrera makes economic sense Value maximization strategies under review Significant value to be realized, particularly within context of current metal prices Alumbrera/Agua Rica - Strategy

FORMER NORTHERN ORION ARGENTINA Minera Alumbrera

Located 110 km northwest Buenos Aires. Served by air transport and all-weather roads One of the world’s lowest cash cost producer of copper (net of gold credits) One of the largest tax payers in Argentina Directly employs about 1,800 people from region; secondary employment estimated at 29,000 FORMER NORTHERN ORION ARGENTINA Bajo de la Alumbrera

 Reserves of 384.2 million tonnes of 0.45% Cu, 0.48 gpt Au and 0.012% Mo. Additional measured resources are 20 million tn grading 0.37% Cu and 0.36 gpt Au. Copper recovery of 89%, gold recovery of 79% and 50% Mo. Copper concentrate averages 27% Cu and 22 gpt Au. Cu production 190,000 tn/y until 2009 and 145,000 tn/y from 2010. Au production over 500 Koz/y until 2009 and 370 Koz from 2010. Mo production constant at 2,200 tn/y. LOM stripping ratio 1.95 to 1. Daily tonnage 350,000 tonnes/day. YMAD owns mineral rights and land tenure. Receives a 20% distribution. Strong community relationship through special programs FORMER NORTHERN ORION ARGENTINA Alumbrera (100% basis)

FORMER NORTHERN ORION ARGENTINA Agua Rica Project

 FORMER NORTHERN ORION ARGENTINA Agua Rica 23 year mine life, capital of US$2.12 billion and operating costs of US$6.84 per tonne milled. Payback is four years. M&I resources inclusive of reserves 1,1 billion tn at 0.47% Cu, 0.033% Mo and 0.21 g/tn Au, @ 0.2% Cu cutoff. Additional inferred resources of 651 million tn grading 0.34% Cu, 0.034% Mo and 0.12 g/tn Au. Agua Rica reserves are 731 million tn at 0.50% Cu, 0.033% Mo, 0.23 g/tn Au, 3.64 g/tn silver, 131 ppm As, 799 ppm Zn and 361 ppm Pb. Reserves calculated at US$1.10/lb Cu, US$425/oz Au, US$6.00/lb Mo and US$5.50/oz Ag. 177 million tonnes of waste in preproduction. First 5 years grade is 0.8% Cu, 0.33 gpt Au and 0.03% Mo. 1.6 billion tn of waste will be mined over the life of the mine. Due to space requirements most of the waste will have to be crushed and conveyed to a waste disposal area.

Planned throughput rate is 90,000 t/day producing a gold copper concentrate and a molybdenum concentrate. Blending is required through the mine life to control arsenic levels and to a lesser extent zinc levels in the concentrate. Average life of mine production is 136Kt copper, 125Koz of gold and 14 Ktn of Mo. Recoveries expected of Cu 85%, Mo 68% and Au 53%. Expected concentrate grade 52% Mo while copper 22% to 36% Cu. Estimated production cash cost negative $1.04/lb (@ $635/oz Au and $26/lb Mo credits) Copper concentrate pumped through a 213 km pipeline and then shipped by rail to Buenos Aires. A 50 km powerline will be required to site. A supply of water will be required for the site. FORMER NORTHERN ORION ARGENTINA Agua Rica

Current activities Drilling program: Waste dump site and optimize pit Reserve categorization 5 first years Environmental: Submit EIS to start permitting process Contracting: Access road improvement Mine pre-stripping Basic engineering and detailed planning FORMER NORTHERN ORION ARGENTINA Agua Rica Integration Discussions